  Exhibit 99.1
CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	www.canarc.net CCM: TSX CRCUF: OTCQX	T: 604.685.9700 F: 604.6685-9744

News Release

Canarc Achieves up to 96% Gold Recovery from BIOX Metallurgical Tests on High Grade New Polaris Project Flotation Concentrate

Vancouver, Canada –January 14, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces it has received excellent metallurgical test results, with gold recoveries up to 96%, using bio-oxidation (“BIOX”) treatment on flotation concentrate from its New Polaris gold mine property located in British Columbia, Canada. These excellent test results confirm that New Polaris concentrate is amenable to the BIOX process. Bio-oxidation testing of New Polaris concentrates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

Scott Eldridge, Canarc’s CEO, stated: “Canarc is very happy to see such high gold recoveries from New Polaris concentrate using the BIOX process to bio-oxidize the refractory sulfides carrying the gold so that it can be recovered by conventional cyanide leaching. Using the BIOX process at New Polaris to produce dore bars at site is a potential game-changer for the project because it should obviate the need for road or barge access to ship the concentrates. BIOX could have a very positive impact on both the logistics and the economics of the New Polaris gold mine project.”

Gold Dissolution Versus Sulphide Oxidation

The BIOX bacterial oxidation process is currently used commercially to treat refractory gold deposits at ten gold mines on four continents, including the Fosterville mine of Kirkland Gold located in Victoria province of Australia. It has facilitated the production of more than 24 million ounces of gold over the last 25 years. Canarc’s metallurgical test program was conducted at the SGS Africa lab, located in Johannesburg, South Africa, under the supervision of Outotec RSA, owners of the BIOX technology.

The BIOX process has many advantages over other processes such as pressure oxidation and roasting for treating refractory gold ores. These include improved gold recoveries, significantly lower capital and operating costs, and being more environmentally friendly. BIOX is a robust commercial technology that is better suited for remote locations, it is simple to operate and is backed by 25 years of operating experience.

The current NI 43-101 indicated resources on the New Polaris project total 519,000 ounces contained in 1,288,000 tonnes grading 12.54 g/t gold and inferred resources of 636,000 ounces contained in 1,794,564 tonnes grading 12.2 g/t gold.

Canarc plans to undertake a new Preliminary Economic Assessment of the New Polaris project during the first quarter of 2019 incorporating the economic benefits of the BIOX process.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.